UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AEVI GENOMIC MEDICINE, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

00835P105

(CUSIP Number)

AstraZeneca PLC

Attn: Adrian Kemp

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

United Kingdom

+44 20 3749 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00835P105	Page 2 of 11 pages

1	Name of Reporting Persons AstraZeneca PLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,946,900 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 12,946,900 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,946,900 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 16.7% (2)
14	Type of Reporting Person (See Instructions) CO

(1)         Represents shares directly held by MedImmune Limited, a wholly-owned subsidiary of AstraZeneca PLC. AstraZeneca PLC and MedImmune Limited may each be deemed to have sole voting and dispositive power over all of the shares.

(2)         Based upon 77,713,782 shares of the Issuer’s Common Stock outstanding as of December 20, 2019, as reported in the Issuer’s Definitive Proxy Statement (the “Merger Proxy”) filed with the Securities and Exchange Commission (the “SEC”) on December 31, 2019 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

CUSIP No. 00835P105	Page 3 of 11 pages

1	Name of Reporting Persons MedImmune Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,946,900 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 12,946,900 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,946,900 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 16.7% (2)
14	Type of Reporting Person (See Instructions) CO

(1)         Represents shares directly held by MedImmune Limited, a wholly-owned subsidiary of AstraZeneca PLC. AstraZeneca PLC and MedImmune Limited may each be deemed to have sole voting and dispositive power over the shares.

(2)         Based upon 77,713,782 shares of the Issuer’s Common Stock outstanding as of December 20, 2019, as reported in the Merger Proxy filed with the SEC on December 31, 2019 pursuant to Section 14(a) of the Exchange Act.

CUSIP No. 00835P105	Page 4 of 11 pages

Item 1.                                 Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Aevi Genomic Medicine, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 435 Devon Park Drive, Suite 715, Wayne, Pennsylvania 19087.

Item 2.                                 Identity and Background

(a)                                 This Statement is being filed on behalf of AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“AstraZeneca”), and MedImmune Limited, a company incorporated under the laws of England and Wales (“MedImmune” and, together with AstraZeneca, the “Reporting Persons”).

(b)                                 The principal business address of the Reporting Persons is 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA, United Kingdom.

(c)                                  The Reporting Persons are members of a global science-led biopharmaceutical business that focuses on the discovery, development and commercialization of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

The directors and executive officers of the Reporting Persons are set forth on Schedule I, attached hereto.  Schedule I sets forth the following information with respect to each such person:

(i)                                     name;

(ii)                                  business address;

(iii)                               position with the Reporting Person and present principal occupation or employment and, for persons not employed by the Reporting Persons, the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)                              citizenship.

(d) — (e)                                                During the last five years, neither the Reporting Persons nor any person named in Schedule I have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   The jurisdiction of organization of each of the Reporting Persons is set forth in subsection (a) above. The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

Item 3.                                 Source and Amount of Funds or Other Consideration

On August 6, 2019, the Issuer entered into an Option and License Agreement (the “License Agreement”) with MedImmune. The License Agreement provided the Issuer with an option to exercise an exclusive global license for MEDI2338, a Phase-2 ready fully human monoclonal antibody that targets interleukin 18 (the “Option”). On December 19, 2019, the Issuer exercised the Option. Pursuant to the terms of the License Agreement and in consideration of the Issuer’s exercise of the Option, the Issuer issued 12,946,900 shares of Common Stock to MedImmune.

CUSIP No. 00835P105	Page 5 of 11 pages

Item 4.                                 Purpose of Transaction

The acquisition by the Reporting Persons of the Issuer’s securities as described herein was effected in connection with, and in consideration of, the Issuer’s exercise of the Option pursuant to the License Agreement. The Reporting Persons agreed to receive the securities in connection with the exercise of the Option because of their belief that the securities represent an attractive investment.

The Reporting Persons intend to continue to review their investment in the Issuer on an ongoing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of Common Stock as they deem appropriate, including, without limitation: purchasing additional shares of Common Stock; selling shares of Common Stock; taking any action to change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) below in this Item 4.

Except as otherwise described in this Statement, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

CUSIP No. 00835P105	Page 6 of 11 pages

Item 5.                                 Interest in Securities of the Issuer

(a)-(b)

Number of shares of Common Stock beneficially owned:

AstraZeneca	12,946,900 shares
MedImmune	12,946,900 shares

Percent of class:

AstraZeneca	16.7%
MedImmune	16.7%

The percentage ownership was calculated based upon 77,713,782 shares of the Issuer’s Common Stock outstanding as of December 31, 2019, as reported in the Merger Proxy filed with the SEC on December 31, 2019 pursuant to Section 14(a) of the Exchange Act.

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

AstraZeneca	12,946,900 shares
MedImmune	12,946,900 shares

(ii)	Shared power to vote or to direct the vote:

AstraZeneca	0 Ordinary Shares
MedImmune	0 Ordinary Shares

(iii)	Sole power to dispose or to direct the disposition of:

AstraZeneca	12,946,900 shares
MedImmune	12,946,900 shares

(iv)	Shared power to dispose or to direct the disposition of:

AstraZeneca	0 Ordinary Shares
MedImmune	0 Ordinary Shares

None of the individuals listed on Schedule I beneficially owns any of the Issuer’s Common Stock.

CUSIP No. 00835P105	Page 7 of 11 pages

(c)                                  Except as reported in this Statement, neither the Reporting Persons nor any of the individuals listed on Schedule I have effected any transactions in the Common Stock during the past sixty (60) days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Except as disclosed in Items 3 and 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons with respect to the securities of the Issuer.

Item 7.                                 Materials to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among AstraZeneca PLC and MedImmune Limited
Exhibit 2

Option and License Agreement between MedImmune Limited and the Issuer, dated August 6, 2019 (incorporated by reference to Exhibit 10.1 of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019)

CUSIP No. 00835P105	Page 8 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 7 , 2020	ASTRAZENECA PLC

	By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary

Date: February 7, 2020	MEDIMMUNE LIMITED

	By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Director

CUSIP No. 00835P105	Page 9 of 11 pages

Schedule I

The name and present principal occupation of each of the executive officers and directors of AstraZeneca PLC are set forth below.  Unless otherwise noted, each of these persons have as their business address 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA, United Kingdom.

Name	Position with AstraZeneca PLC	Principal Occupation and, if not employed by AstraZeneca PLC, Name, Principal Business and Address of Employer	Citizenship
Leif Johansson	Non-Executive Chairman of the Board		Swedish
Pascal Soriot	Executive Director and Chief Executive Officer		French and Australian
Marc Dunoyer	Executive Director and Chief Financial Officer		French
Graham Chipchase	Senior Independent Non-Executive Director	Chief Executive Officer and Director, Brambles Limited, Level 6, Nova South 160 Victoria Street London SW1E 5LB United Kingdom	British
Geneviève Berger	Non-Executive Director	Chief Research Officer, Firmenich SA, Rue de la Bergère 7, P.O. Box 148 Meyrin 2 CH-1217, Switzerland	French
Philip Broadley	Non-Executive Director		British
Michel Demaré	Non-Executive Director		Belgian and Swiss
Deborah DiSanzo	Non-Executive Director		American
Sheri McCoy	Non-Executive Director		American
Tony Mok	Non-Executive Director	Professor and Chair Department of Clinical Oncology The Chinese University of Hong Kong Hong Kong China	Canadian
Nazneen Rahman	Non-Executive Director		British
Marcus Wallenberg	Non-Executive Director	Chairman of Skandinaviska Enskilda Banken, Kungsträdgårdsgatan 8, 106 40 Stockholm, Sweden	Swedish

CUSIP No. 00835P105	Page 10 of 11 pages

The name and present principal occupation of each of the executive officers and directors of MedImmune Limited are set forth below.  Unless otherwise noted, each of these persons have as their business address 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA, United Kingdom.

Name	Position with MedImmune Limited	Principal Occupation and, if not employed by MedImmune Limited, Name, Principal Business and Address of Employer	Citizenship
Iain Alistair Collins	Director	SVP, Global Finance, AstraZeneca*	British
Adrian Kemp	Director	Company Secretary, AstraZeneca*	British
Matthew Bowden	Director	Deputy Company Secretary, AstraZeneca*	British

*Employed by AstraZeneca UK Limited

CUSIP No. 00835P105	Page 11 of 11 pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 7 , 2020	ASTRAZENECA PLC

	By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary

Date: February 7, 2020	MEDIMMUNE LIMITED

	By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Director